EXHIBIT 99.3
                                                                    ------------


NEWS RELEASE                                               [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]
FEBRUARY 16, 2005

ARC ENERGY TRUST RELEASES 2004YEAR-END RESERVES INFORMATION
--------------------------------------------------------------------------------

CALGARY, FEBRUARY 16, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC") released today its 2004 year-end reserves information.

HIGHLIGHTS

    o PROVED RESERVES WERE 194 MMBOE AT YEAR-END 2004, WHILE PROVED PLUS PROBABLE RESERVES WERE 244 MMBOE.

    o POSITIVE TECHNICAL RESERVE REVISIONS OF 3.4 MMBOE PROVED AND 1.7 MMBOE PROVED PLUS PROBABLE CONTINUED ARC'S RECORD OF POSITIVE RESERVE REVISIONS FOR THE EIGHTH STRAIGHT YEAR.

    o PROVED PLUS PROBABLE RESERVE LIFE INDEX ("RLI") REMAINS IN EXCESS OF 12 YEARS AT 12.2 WHILE THE PROVED RLI WAS 9.7 YEARS.

    o EXPLORATION AND DEVELOPMENT ACTIVITIES (INCLUDING TECHNICAL RESERVE REVISIONS AND ECONOMIC FACTORS) REPLACED 85 PER CENT OF PRODUCTION DURING 2004 WITH 17.6 MMBOE OF PROVED PLUS PROBABLE RESERVES ADDED.

    o FINDING AND DEVELOPMENT ("F&D") COST FOR DEVELOPMENT ACTIVITIES WAS $11.02 PER BOE BEFORE CONSIDERATION OF FUTURE DEVELOPMENT CAPITAL ("FDC") FOR THE PROVED PLUS PROBABLE CATEGORY.

    o ACQUISITION ACTIVITY WAS MODEST IN 2004 WITH 6.7 MMBOE OF PROVED PLUS PROBABLE RESERVES ACQUIRED AT AN AVERAGE COST OF $10.61 PER BOE (EXCLUDING FDC).

    o ACQUISITIONS COMBINED WITH EXPLORATION AND DEVELOPMENT ACTIVITIES REPLACED 117 PER CENT OF PRODUCTION.

    o ARC CONTINUED ITS DISCIPLINED APPROACH TO ASSET MANAGEMENT BY DISPOSING OF 9.2 MMBOE OF LOWER QUALITY ASSETS, RESULTING IN A NET DECREASE OF
         2.5 MMBOE OF PROVED PLUS PROBABLE RESERVES FROM ACQUISITION AND DISPOSITION ("A&D") ACTIVITY.

    o TOTAL FINDING, DEVELOPMENT AND ACQUISITION ("FD&A") COSTS BEFORE DISPOSITIONS FOR PROVED PLUS PROBABLE RESERVES WERE $10.90 PER BOE EXCLUDING FDC; THREE YEAR AVERAGE PROVED PLUS PROBABLE FD&A COSTS ARE $9.30 PER BOE PRIOR TO FDC.


RESERVES

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument ("NI") 51-101. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in ARC's Annual Information Form ("AIF").

Based on an independent engineering evaluation conducted by Gilbert Laustsen Jung Associates Ltd. ("GLJ") effective December 31, 2004 and prepared in accordance with NI 51-101, ARC had proved plus probable reserves of 244 mmboe1. Reserve additions from exploration and development activities (including revisions) were 17.6 mmboe while 6.7 mmboe were added through acquisitions, bringing the total additions to 24.3 mmboe. This represents 117 per cent of the
20.8 mmboe produced during 2004. Dispositions of 9.2 mmboe resulted in net reserve additions for the year of 15.1 mmboe. As a result of the disposition activity, year-end

-----------------

(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 16, 2005
Page 2
--------------------------------------------------------------------------------

2004 reserves are 6 mmboe less than the 250 mmboe of proved plus probable reserves recorded at year-end 2003.

Proved developed producing reserves represent 63 per cent of proved plus probable reserves while total proved reserves account for 80 per cent of proved plus probable reserves. These percentages are virtually unchanged when compared to 64 and 81 per cent, respectively at year-end 2003. At a 10 per cent discount factor, the proved producing reserves make up 76 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. Approximately 51 per cent of ARC's reserves are crude oil and natural gas liquids and 49 per cent are natural gas on a 6:1 boe conversion basis.

RESERVES SUMMARY 2004 USING GLJ JANUARY 1, 2005 ESCALATED PRICES AND COSTS

-----------------------------------------------------------------------------------------------------------------------
COMPANY INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE)

                                    LIGHT AND                                                         OIL          OIL
                                       MEDIUM       HEAVY       TOTAL               NATURAL    EQUIVALENT   EQUIVALENT
                                    CRUDE OIL   CRUDE OIL   CRUDE OIL      NGL'S        GAS          2004         2003
                                       (MBBL)      (MBBL)      (MBBL)     (MBBL)      (BCF)        (MBOE)       (MBOE)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       65,749       3,112      68,861      9,647      446.8       152,968      158,990
Proved Developed Non-Producing            659           0         659        144        9.3         2,349        4,514
Proved Undeveloped                     14,583          97      14,680      1,743      133.4        38,656       38,725
Total Proved                           80,991       3,209      84,200     11,534      589.4       193,973      202,229
Proved plus Probable                  104,921       4,073     108,994     14,231      724.5       243,974      249,704
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
GROSS INTEREST (WORKING INTEREST BEFORE ROYALTIES PAYABLE)

                                    LIGHT AND                                                         OIL          OIL
                                       MEDIUM       HEAVY       TOTAL               NATURAL    EQUIVALENT   EQUIVALENT
                                    CRUDE OIL   CRUDE OIL   CRUDE OIL      NGL'S        GAS          2004         2003
                                       (MBBL)      (MBBL)      (MBBL)     (MBBL)      (BCF)        (MBOE)       (MBOE)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       65,659       2,783      68,442      9,442      433.8       150,188      156,177
Proved Developed Non-Producing            658           0         658        144        9.3         2,346        4,508
Proved Undeveloped                     14,575          97      14,672      1,743      133.3        38,627       38,697
Total Proved                           80,892       2,880      83,772     11,328      576.4       191,160      199,382
Proved plus Probable                  104,798       3,695     108,493     13,984      709.9       240,788      246,468
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE)

                                    LIGHT AND                                                         OIL          OIL
                                       MEDIUM       HEAVY       TOTAL               NATURAL    EQUIVALENT   EQUIVALENT
                                    CRUDE OIL   CRUDE OIL   CRUDE OIL      NGL'S        GAS          2004         2003
                                       (MBBL)      (MBBL)      (MBBL)     (MBBL)      (BCF)        (MBOE)       (MBOE)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       57,226       2,870      60,096      6,911      369.0       128,508      133,505
Proved Developed Non-Producing            585           0         585        102        7.3         1,899        3,575
Proved Undeveloped                     12,569          90      12,659      1,239      109.1        32,081       32,484
Total Proved                           70,380       2,960      73,340      8,251      485.4       162,488      169,564
Proved plus Probable                   90,971       3,744      94,715     10,243      596.4       204,357      209,474
=======================================================================================================================

News Release - February 16, 2005
Page 3
--------------------------------------------------------------------------------

RESERVES RECONCILIATION

COMPANY INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE)
---------------------------------------------------------------------------------------------------------------------
                                           LIGHT AND        HEAVY                                                OIL
                                        MEDIUM CRUDE    CRUDE OIL   TOTAL CRUDE      NGL'S    NATURAL     EQUIVALENT
                                          OIL (MBBL)       (MBBL)    OIL (MBBL)     (MBBL)  GAS (BCF)    2004 (MBOE)
---------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                               70,935        3,212        74,147     10,359      446.9        158,990
   Exploration Discoveries                         3          200           203          8        1.6            481
   Drilling Extensions                           760            0           760        201        5.9          1,947
   Improved Recovery (a)                       1,354            2         1,356        224       32.8          7,042
   Technical Revisions                         2,393           62         2,455        818       13.4          5,510
   Acquisitions                                  970            0           970         22       13.4          3,227
   Dispositions                               -4,443            0        -4,443       -562      -11.0         -6,837
   Economic Factors                            1,676          141         1,817        111        9.0          3,423
   Production                                 -7,899         -505        -8,404     -1,534      -65.3        -20,814
CLOSING BALANCE                               65,749        3,112        68,861      9,647      446.8        152,968
---------------------------------------------------------------------------------------------------------------------
TOTAL PROVED
OPENING BALANCE                               86,741        3,360        90,101     12,125      600.0        202,229
   Exploration Discoveries                        35          200           235          9        1.9            565
   Drilling Extensions                           941            0           941        198        6.3          2,194
   Improved Recovery (a)                       1,480           42         1,522        374       16.4          4,629
   Technical Revisions                           859          -26           833        795       10.4          3,362
   Acquisitions                                2,000            0         2,000         23       19.5          5,280
   Dispositions                               -4,843            0        -4,843       -598      -12.8         -7,570
   Economic Factors                            1,678          138         1,816        142       12.8          4,098
   Production                                 -7,899         -505        -8,404     -1,534      -65.3        -20,814
CLOSING BALANCE                               80,991        3,209        84,200     11,534      589.4        193,973
---------------------------------------------------------------------------------------------------------------------
PROBABLE
OPENING BALANCE                               24,121          854        24,975      2,462      120.2         47,475
   Exploration Discoveries                         9           50            59          2        0.8            202
   Drilling Extensions                           428            0           428         64        2.1            842
   Improved Recovery (a)                         172            8           180        149       13.3          2,542
   Technical Revisions                        -1,008          -34        -1,042         72       -4.0         -1,643
   Acquisitions                                  986            0           986          5        2.8          1,460
   Dispositions                                 -945            0          -945       -102       -3.8         -1,674
   Economic Factors                              168          -14           154         45        3.6            796
   Production                                      0            0             0          0          0              0
CLOSING BALANCE                               23,930          864        24,794      2,697      135.1         50,000
---------------------------------------------------------------------------------------------------------------------
PROVED PLUS PROBABLE
OPENING BALANCE                              110,862        4,214       115,076     14,587      720.2        249,704
   Exploration Discoveries                        43          250           293         12        2.8            767
   Drilling Extensions                         1,368            0         1,368        262        8.4          3,036
   Improved Recovery (a)                       1,651           50         1,701        523       29.7          7,171
   Technical Revisions                          -149          -60          -209        866        6.4          1,719
   Acquisitions                                2,986            0         2,986         27       22.4          6,740
   Dispositions                               -5,788            0        -5,788       -699      -16.5         -9,244
   Economic Factors                            1,846          124         1,970        187       16.4          4,894
   Production                                 -7,899         -505        -8,404     -1,534      -65.3        -20,814
CLOSING BALANCE                              104,921        4,073       108,994     14,231      724.5        243,974
---------------------------------------------------------------------------------------------------------------------

(a) IMPROVED RECOVERY INCLUDES INFILL DRILLING ADDITIONS OF 4,591 MBOE PROVED PRODUCING, 3,718 MBOE TOTAL PROVED AND 5,809 MBOE PROVED PLUS PROBABLE.

Additional reserves reconciliation information on a Net Interest basis is included at the end of this news release.

News Release - February 16, 2005
Page 4
--------------------------------------------------------------------------------

RESERVE LIFE INDEX (RLI)

ARC's proved plus probable RLI was 12.2 years at year-end 2004 while the proved RLI was 9.7 years based upon the GLJ reserves and ARC's 2005 production guidance of 54,800 boe per day. The following table summarizes ARC's historical RLI.

RESERVE LIFE INDEX
                                           2004      2003      2002       2001      2000       1999      1998      1997
------------------------------------------------------------------------------------------------------------------------
Total Proved                                9.7      10.1      10.1        9.8      10.4       10.1      10.0      10.9

Proved Plus Probable (Established
reserves for 2002 and prior years)         12.2      12.4      11.8       11.5      12.1       12.0      11.9      13.0
========================================================================================================================

NET PRESENT VALUE ("NPV") SUMMARY 2004

ARC's crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ's product price forecasts effective January 1, 2005 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GLJ REPRESENT THE FAIR MARKET VALUE OF THE RESERVES.

NPV OF CASH FLOW USING GLJ JANUARY 1, 2005 ESCALATED PRICES AND COSTS

                                                              DISCOUNTED     DISCOUNTED      DISCOUNTED     DISCOUNTED
NI 51-101 NET INTEREST                       UNDISCOUNTED          AT 5%         AT 10%          AT 15%         AT 20%
                                                      $MM            $MM            $MM             $MM            $MM
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                                    3,055          2,249          1,817           1,546          1,357
Proved Developed Non-Producing                         52             32             24              19             15
Proved Undeveloped                                    596            364            234             155            103
Total Proved                                        3,703          2,645          2,076           1,720          1,475
Probable                                            1,037            517            313             213            155
Proved plus Probable                                4,740          3,161          2,389           1,933          1,630
=======================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 76 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. GLJ's price forecast utilized in the evaluation is summarized below.

GLJ JANUARY 1, 2005 PRICE FORECAST
--------------------------------------------------------------------------------------------------------------------------
                                            WEST TEXAS
                                          INTERMEDIATE           EDMONTON LIGHT        NATURAL GAS                FOREIGN
                                             CRUDE OIL                CRUDE OIL            AT AECO                EXCHANGE
                                             ($US/BBL)               ($CDN/BBL)       ($CDN/MMBTU)              ($US/$CDN)
--------------------------------------------------------------------------------------------------------------------------
2005                                            $42.00                   $50.25              $6.60                  0.820
2006                                            $40.00                   $47.75              $6.35                  0.820
2007                                            $38.00                   $45.50              $6.15                  0.820
2008                                            $36.00                   $43.25              $6.00                  0.820
2009                                            $34.00                   $40.75              $6.00                  0.820
2010                                            $33.00                   $39.50              $6.00                  0.820
2011                                            $33.00                   $39.50              $6.00                  0.820
2012                                            $33.00                   $39.50              $6.00                  0.820
2013                                            $33.50                   $40.00              $6.10                  0.820
2014                                            $34.00                   $40.75              $6.20                  0.820
2015                                            $34.50                   $41.25              $6.30                  0.820
Escalate thereafter at                         2.0%/yr                  2.0%/yr            2.0%/yr                  0.820
==========================================================================================================================

News Release - February 16, 2005
Page 5
--------------------------------------------------------------------------------

The reserves have also been evaluated using constant prices and costs effective December 31, 2004. Following are the values determined using this constant price analysis.

NPV OF CASH FLOW USING DECEMBER 31, 2004 CONSTANT PRICES AND COSTS

                                                                DISCOUNTED      DISCOUNTED     DISCOUNTED     DISCOUNTED
NI 51-101 NET INTEREST                         UNDISCOUNTED          AT 5%          AT 10%         AT 15%         AT 20%
                                                        $MM            $MM             $MM            $MM            $MM
--------------------------------------------------------------------------------------------------------------------------
Proved Producing                                      3,414          2,463           1,953          1,635          1,416
Proved Developed Non-Producing                           54             35              26             21             17
Proved Undeveloped                                      699            432             284            192            131
Total Proved                                          4,167          2,931           2,263          1,847          1,564
Probable                                              1,078            560             347            239            175
Proved plus Probable                                  5,246          3,490           2,610          2,086          1,739
==========================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 75 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. The prices utilized in the constant price evaluation are summarized below.

CONSTANT PRICES AT DECEMBER 31, 2004
--------------------------------------------------------------------------------------------------------------------------
                                            WEST TEXAS
                                          INTERMEDIATE           EDMONTON LIGHT        NATURAL GAS                FOREIGN
                                             CRUDE OIL                CRUDE OIL            AT AECO                EXCHANGE
                                             ($US/BBL)               ($CDN/BBL)       ($CDN/MMBTU)              ($US/$CDN)
--------------------------------------------------------------------------------------------------------------------------
2005 and thereafter                             $43.45                   $46.54              $6.79                  0.82
==========================================================================================================================

NET ASSET VALUE

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Trust's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV AT DECEMBER 31, 2004 (a)
--------------------------------------------------------------------------------------------------------------------------
                                                                                           GLJ                  CONSTANT
$MILLIONS                                                                       PRICE FORECAST            PRICE FORECAST
--------------------------------------------------------------------------------------------------------------------------
Value of NI 51-101 Net interest Proved Plus Probable Reserves discounted @ 10%          $2,389                    $2,610
Undeveloped Lands (b)                                                                       48                        48
Working Capital Deficit (including current portion of debt) (c)                            (53)                      (53)
Reclamation Fund                                                                            21                        21
Commodity and Foreign Currency Contracts(d)                                                (12)                      (28)
Long-term Debt                                                                            (212)                     (212)
Asset Retirement Obligation (e)                                                            (23)                      (30)
--------------------------------------------------------------------------------------------------------------------------
Net Asset Value                                                                          2,158                     2,356
Units Outstanding (000's) (f)                                                          188,804                   188,804
--------------------------------------------------------------------------------------------------------------------------
NAV/UNIT                                                                                $11.43                    $12.48
==========================================================================================================================

(a)  Financial information is per ARC's year-end financial statements.
(b)  Internal estimate.
(c)  Working capital deficit excludes commodity and foreign currency contracts
(d) Commodity and foreign currency contracts represent the fair market value of such contracts as at December 31, 2004 based on the GLJ future pricing used to arrive as the value of Proved plus Probable reserves. This amount differs from the value of commodity and foreign currency contracts in the year-end financial statements due to differing future pricing assumptions.

News Release - February 16, 2005
Page 6
--------------------------------------------------------------------------------

(e) The Asset Retirement Obligation ("ARO") is calculated based on the same methodology that was used to calculate the ARO on ARC's year-end financial statements, with the exception that future expected ARO costs were discounted at 10 per cent. The total discounted ARO at 10 percent of $52 million was reduced by $29 million and $22 million respectively, relating to well abandonment costs which were incorporated in the Value of the Proved Plus Probable reserves discounted at 10 per cent pursuant to the escalated and constant price cases as per NI 51-101.
(f) Represents total trust units outstanding and trust units issuable for exchangeable shares as at December 31, 2004.

In the absence of adding reserves to the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. The evaluation includes future capital expenditure expectations required to bring undeveloped reserves on production. ARC works continuously to add value, improve profitability and increase reserves which enhances the Trust's NAV. Success in this regard is reflected in the positive reserve revisions that ARC has achieved every year since inception.

In order to determine the "going concern" value of the Trust, a more detailed assessment would be required of the upside potential of specific properties and the ability of the ARC team to continue to make value-adding capital expenditures. At inception of the Trust on July 16, 1996, the NAV was determined to be $11.42 per unit based on a 10 per cent discount rate; since that time, including the January 15, 2005 distribution, the Trust has distributed $14.24 per unit. Despite having distributed more cash than the initial NAV, the NAV as at December 31, 2004 was $11.43 per unit using GLJ prices and $12.48 per unit using constant prices and costs. NAV per unit increased $3.40 per unit during 2004 after distributing $1.80 per unit to unitholders. Following is a summary of historical NAV's calculated at each of the Trust's year-ends utilizing GLJ price forecasts.

HISTORICAL NAV - DISCOUNTED AT 10 PER CENT
------------------------------------------------------------------------------------------------------------------------
$Millions, except per unit amounts                2004       2003       2002       2001       2000      1999       1998
------------------------------------------------------------------------------------------------------------------------
Value of NI 51-101 Net interest Proved
plus Probable reserves(a)                       $2,389     $1,689     $1,302     $1,216       $945      $530       $278
Undeveloped lands                                   48         50         20         22          6        12          3
Reclamation fund                                    21         17         13         10         10         7          5

Commodity and Foreign Currency Contracts(b)        (12)
Long term debt, net of working capital            (265)      (262)      (348)      (289)      (109)     (125)       (74)
Asset retirement obligation                        (23)       (27)        --         --         --        --         --
------------------------------------------------------------------------------------------------------------------------
Net asset value                                 $2,158     $1,467       $987       $959       $852      $424       $211
Units outstanding (000's)                      188,804    182,777    126,444    111,692     72,524    53,607     25,604
------------------------------------------------------------------------------------------------------------------------
NAV per unit                                    $11.43      $8.03      $7.81      $8.59     $11.74     $7.92      $8.25
========================================================================================================================

(a) Proved plus Probable in 2003 and 2004 is estimated in accordance with NI 51-101( with risked Probables) while in prior years it represents Established reserves (which represents Proved plus Risked Probables)
(b) Commodity and foreign currency contracts were included in the value of Proved plus Probable reserves in prior years.

ACQUISITIONS AND DISPOSITIONS

ARC was not very active on the acquisition front during 2004 but continued its disciplined approach to portfolio management by disposing of assets that no longer met the long-term needs of the Trust. ARC spent $71.5 million to purchase
6.7 mmboe of proved plus probable reserves primarily relating to the remaining working interest in its Prestville oil property and working and royalty interests in its operated Crane Lake shallow gas property. On the disposition side, ARC disposed of 9.2 mmboe of proved plus probable reserves for $57.7mm. In general, the properties disposed of had higher operating costs, significant future abandonment and environmental liabilities and limited development upside.

EXPLORATION AND DEVELOPMENT ACTIVITIES

In 2004, ARC spent $194 million in capital on exploration and development activities which added 17.6 mmboe of proved plus probable reserves (including revisions). In total, ARC drilled 194 operated wells with a 99 per cent drilling success rate. The most active areas were the shallow gas regions in southeastern Alberta and southwestern Saskatchewan where 114 successful gas wells were drilled

News Release - February 16, 2005
Page 7
--------------------------------------------------------------------------------

Another major area of activity for ARC was the Prestville area of northern Alberta, where ARC increased its ownership to 100 per cent and drilled six wells. During 2004 ARC constructed production facilities, confirmed the pool is amenable to waterflooding and applied to the AEUB for waterflood approval. Ante Creek in northern Alberta also continued to be an active area for ARC with 11 successful oil wells drilled in 2004 and government approval obtained to secure the surface water required to implement the proposed waterflood.

In the Pembina area, drilling activity was increased as a result of technical review with 14 successful Cardium oil wells drilled as well as 13 wells drilled to exploit shallower gas horizons in the area and one well drilled for deeper Cardium gas potential. In Central Alberta, three successful wells were drilled in Delburne and three wells in Youngstown. In Southeast Saskatchewan, the waterflood at Lougheed continues to demonstrate success and was augmented with additional injector locations and six new horizontal production wells drilled. Seven additional successful drilling projects were conducted at Alida, Weir Hill, Queensdale and Steelman.

FINDING, DEVELOPMENT AND ACQUISITION (FD&A) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, ARC has presented herein FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

FINDING AND DEVELOPMENT COSTS (F&D)

During 2004 ARC spent $194 million of capital on exploration and development activities which added 14.8 mmboe of proved and 17.6 mmboe of proved plus probable reserves (including revisions). These activities replaced 85% of ARC's 2004 production.

Excluding FDC, ARC's proved plus probable F&D costs for 2004 were $11.02 per boe. On a proved basis, ARC's F&D costs were $13.05 per boe.

ACQUISITIONS

ARC completed two strategic acquisitions and a number of minor acquisitions totaling $71.5 million in 2004. Reserves added through these activities were 5.3 mmboe proved and 6.7 mmboe proved plus probable resulting in acquisition costs before FDC of $13.54 per boe and $10.61 per boe, respectively. When combined with its exploration and development activities, ARC replaced 117 per cent of its 2004 production (proved plus probable reserves) at a cost before FDC of $13.20 per boe on a proved basis and $10.90 per boe on a proved plus probable basis.

The first strategic acquisition was the remaining working interest in ARC's Prestville property which increased our interest from 70 per cent to 100 per cent. The Prestville assets are characterized by low operating costs ($4.95/boe) and high netbacks ($32.00/boe). On a proved plus probable basis 3.1 mmboe of reserves were acquired for $30.5 million at a cost of $9.40/boe resulting in a recycle ratio of 3.4. Future abandonment obligations are minimal given the early stage nature of the development and the long period before any abandonment activities will be required.

The other strategic acquisition completed during 2004 was the purchase of a group of companies whose major asset was a significant working interest and assorted royalty interests in ARC's operated Crane Lake shallow gas property. This increased ARC's average working interest in this area to 55 per cent from 29 per cent which will prompt us to initiate previously identified development drilling activity. Operating costs at Crane Lake averaged $3.87 per boe in 2004 providing a high netback of $32.04 per boe. On a proved plus probable basis the reserves were acquired for $11.69 per boe resulting in a recycle ratio of 2.7. Future abandonment obligations are small given the long life and shallow sweet nature of the producing assets.

News Release - February 16, 2005
Page 8
--------------------------------------------------------------------------------

DISPOSITIONS

As part of its active asset management program, ARC took advantage of the strong demand for producing assets by disposing of certain properties which no longer met the long-term needs of the Trust. The properties were sold to consolidate ARC's asset base, reduce future abandonment obligations, decrease corporate operating costs and exit an area with limited future development opportunities. In contrast to the low operating cost, high netback properties purchased, the assets sold had operating costs of approximately $12.00/boe and netbacks of just over $19.00/boe at the time of the disposition. Anticipated future abandonment and reclamation obligations were also significantly higher than average for ARC's assets given the deep nature of the wells, their maturity and the sour nature of most of the production.

In aggregate, ARC disposed of 7.6 mmboe of proved reserves and 9.2 mmboe of proved plus probable reserves for $57.7 million for average proceeds of $7.62 per boe proved and $6.24 per boe proved plus probable. As a result of these dispositions, ARC's future abandonment obligations were reduced by $7 million which when combined with the low netback account for the relatively low price received for the disposed assets on a $/boe basis.

FINDING DEVELOPMENT AND ACQUISITION COSTS (FD&A)

Incorporating the net dispositions during the year, ARC's proved FD&A costs excluding FDC were $16.53 per boe while proved plus probable FD&A costs were $13.76. These values have been materially impacted by the disposition of the lower quality assets and are not representative of ARC's ongoing reserve replacement costs. In the absence of the discretionary dispositions completed in 2004, the FD&A costs excluding FDC of $13.20 per boe proved and $10.90 per boe proved plus probable are a true indication of ARC's ongoing reserve replacement costs.

FUTURE DEVELOPMENT CAPITAL (FDC)

NI 51-101 requires that FD&A costs be calculated including changes in FDC. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates which reflect the independent evaluator's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production. The current high level of activity has resulted in increased capital costs throughout the industry which are now reflected in the estimates of future development costs effective December 31, 2004. In addition ARC's independent evaluator has revised their estimate of the future cost escalation in the sector to 2.0 per cent from 1.5 per cent, thereby further increasing the FDC. Although these cost increases occur over the life of the reserves, NI 51-101 requires that all of these changes be charged to the current year's FD&A costs. As a result, inclusion of FDC results in a material increase in FD&A costs which do not meaningfully represent the effectiveness of ARC's 2004 capital expenditures.

Following is a summary of changes to ARC's forecast FDC broken down by individual categories.

Changes in FDC Effective December 31, 2004(1)
---------------------------------------------------------------------------------------------
                                                                                 PROVED PLUS
$MILLIONS                                                          PROVED           PROBABLE
---------------------------------------------------------------------------------------------
Development Activities (2)                                            $16                $39
Acquisitions                                                          $11                $13
Dispositions                                                          ($5)               ($6)
Revised Capital Cost Estimates on Previously Forecast FDC             $24                $29
Evaluator's Change to Cost Escalation Rate                             $3                 $6
TOTAL CHANGE IN FORECAST FDC                                          $49                $81
=============================================================================================

(1)  Prepared by ARC
(2) Development FDC increased due to future reserve adding activities such as additional wells, workovers, recompletions, CO2 flood expansions and new CO2 flood projects being incorporated by the independent evaluator as a result of successful activities in 2004.

News Release - February 16, 2005
Page 9
--------------------------------------------------------------------------------

FD&A COSTS - COMPANY INTEREST RESERVES (2)
                                                                                                     PROVED PLUS
                                                                                      PROVED            PROBABLE
-----------------------------------------------------------------------------------------------------------------

FD&A Costs Excluding Future Development Capital
-----------------------------------------------
Exploration and Development Capital Expenditures - $thousands                       $193,784            $193,784
Exploration and Development Reserve Additions Including Revisions - mboe              14,848              17,587
Finding and Development Cost - $/boe                                                $  13.05            $  11.02
Three Year Average F&D Cost - $/boe                                                 $  11.74            $  10.36

Acquisition Capital - $thousands                                                    $ 71,480            $ 71,480
Acquisition Reserve Additions - mboe                                                   5,280               6,740
Acquisition Cost - $/boe                                                            $  13.54            $  10.61

Disposition Proceeds - $thousands                                                   $ 57,691            $ 57,691
Dispositions - mboe                                                                    7,570               9,244
Disposition Proceeds - $/boe                                                        $   7.62            $   6.24

Total Capital Expenditures Net of Dispositions - $thousands                         $207,573            $207,573
Reserve Additions Net of Dispositions - mboe                                          12,558              15,083
Finding Development and Acquisition Cost - $/boe                                    $  16.53            $  13.76
Three Year Average FD&A Cost - $/boe                                                $  11.05            $   9.30

FD&A Costs Including Future Development Capital
-----------------------------------------------
Exploration and Development Capital Expenditures - $thousands                       $193,784            $193,784
Exploration and Development Change in FDC -$thousands                               $ 42,893            $ 73,734
Exploration and Development Capital Including Change In FDC- $thousands             $236,677            $267,518
Exploration and Development Reserve Additions Including Revisions - mboe              14,848              17,587
Finding and Development Cost - $/boe                                                $  15.94            $  15.21
Three Year Average F&D Cost - $/boe                                                 $  14.04            $  13.59

Acquisition Capital - $thousands                                                    $ 71,480            $ 71,480
Acquisition FDC - $thousands                                                        $ 11,084            $ 13,244
Acquisition Capital Including FDC - $thousands                                      $ 82,564            $ 84,724
Acquisition Reserve Additions - mboe                                                   5,280               6,740
Acquisition Cost Excluding Dispositions - $/boe                                     $  15.64            $  12.57

Disposition Proceeds - $thousands                                                   $ 57,691            $ 57,691
Disposition FDC - $thousands                                                        $  4,616            $  5,865
Disposition Capital Including FDC - $thousands                                      $ 62,307            $ 63,556
Dispositions - mboe                                                                    7,570               9,244
Disposition Proceeds - $/boe                                                        $   8.23            $   6.88

Total Capital Expenditures Net of Dispositions - $thousands                         $207,573            $207,573
Total Change in FDC  -$thousands                                                    $ 49,361            $ 81,113
Total Capital Including Change in FDC - $thousands                                  $256,934            $288,686
Reserve Additions Net of Dispositions - mboe                                          12,558              15,083
Finding Development and Acquisition Cost Including FDC- $/boe                       $  20.46            $  19.14
Three Year Average FD&A Cost Including FDC- $/boe                                   $  13.02            $  11.65
=================================================================================================================

-----------------

(2) In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions. BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 16, 2005
Page 10
--------------------------------------------------------------------------------

HISTORIC COMPANY INTEREST PROVED FD&A COSTS
----------------------------------------------------------------------------------------------------------------------
                                             2004        2003       2002       2001       2000        1999       1998
----------------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                  $16.53      $10.78      $8.87     $11.35      $5.73       $5.86      $3.00
Three year average FD&A excluding FDC      $11.05      $10.69      $9.07      $8.06      $5.68       $5.76      $5.59
----------------------------------------------------------------------------------------------------------------------

Annual FD&A including FDC                  $20.46      $12.66     $10.03     $11.93      $7.56       $6.78      $7.44
Three year average FD&A including FDC      $13.02      $11.96     $10.16      $9.09      $7.15       $6.64      $6.19
======================================================================================================================

HISTORIC COMPANY INTEREST PROVED PLUS PROBABLE FD&A COSTS
----------------------------------------------------------------------------------------------------------------------
                                             2004        2003       2002       2001       2000        1999       1998
----------------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                  $13.76       $8.50      $9.27      $9.75      $5.16       $4.86      $3.62
Three Year Average FD&A excluding FDC       $9.30       $9.07      $8.21      $6.94      $4.95       $4.87      $4.85
----------------------------------------------------------------------------------------------------------------------
Annual FD&A including FDC                  $19.14      $10.54     $10.79     $10.41      $7.21       $5.77     $11.21
Three Year Average FD&A including FDC      $11.65      $10.52      $9.46      $8.04      $6.54       $5.81      $5.59
======================================================================================================================

News Release - February 16, 2005
Page 11
--------------------------------------------------------------------------------

RESERVES RECONCILIATION

NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE)
-----------------------------------------------------------------------------------------------------------------------
                                       LIGHT AND       HEAVY                                                       OIL
                                    MEDIUM CRUDE   CRUDE OIL   TOTAL CRUDE     NGL'S          NATURAL       EQUIVALENT
                                      OIL (MBBL)      (MBBL)    OIL (MBBL)    (MBBL)        GAS (BCF)      2004 (MBOE)
-----------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                           62,194       2,974       65,168      7,581           364.5          133,505
   Exploration Discoveries                    18         168          186          6             1.2              390
   Drilling Extensions                       651           0          651        142             4.4            1,529
   Improved Recovery (a)                   1,212           2        1,213        167            27.2            5,922
   Technical Revisions                     3,232          40        3,272        559            19.2            7,027
   Acquisitions                              737           0          737         16            12.5            2,839
   Dispositions                           -4,037           0       -4,037       -396            -8.8           -5,901
   Economic Factors                          -63         127           64         64             0.1              139
   Production                             -6,718        -441       -7,159     -1,227           -51.3          -16,941
CLOSING BALANCE                           57,226       2,870       60,096      6,911           369.0          128,509
-----------------------------------------------------------------------------------------------------------------------
TOTAL PROVED
OPENING BALANCE                           76,193       3,116       79,309      8,882           488.2          169,564
   Exploration Discoveries                    47         168          215          6             1.4              458
   Drilling Extensions                     1,158           0        1,158        141             4.8            2,100
   Improved Recovery (a)                   1,325          38        1,363        256            14.0            3,955
   Technical Revisions                      -434         -41         -474        511             8.8            1,502
   Acquisitions                            1,515           0        1,515         16            18.3            4,579
   Dispositions                           -4,402           0       -4,402       -421           -10.3           -6,543
   Economic Factors                        1,696         120        1,816         87            11.5            3,814
   Production                             -6,718        -441       -7,159     -1,227           -51.3          -16,941
CLOSING BALANCE                           70,380       2,960       73,340      8,251           485.4          162,488
-----------------------------------------------------------------------------------------------------------------------
PROBABLE
OPENING BALANCE                           21,101         790       21,891      1,851            97.0           39,910
   Exploration Discoveries                    12          42           54          2             0.7              179
   Drilling Extensions                         0           0            0         46             1.6              307
   Improved Recovery (a)                     146           7          154        107            11.8            2,234
   Technical Revisions                       224         -42          182         25            -2.9             -268
   Acquisitions                              745           0          745          3             2.5            1,166
   Dispositions                             -806           0         -806        -72            -3.0           -1,382
   Economic Factors                         -832         -13         -845         29             3.2             -277
   Production                                  0           0            0          0             0.0                0
CLOSING BALANCE                           20,591         784       21,375      1,992           111.0           41,869
-----------------------------------------------------------------------------------------------------------------------
PROVED PLUS PROBABLE
OPENING BALANCE                           97,294       3,906      101,200     10,733           585.2          209,474
   Exploration Discoveries                    59         210          269          8             2.2              637
   Drilling Extensions                     1,158           0        1,158        187             6.4            2,407
   Improved Recovery (a)                   1,471          45        1,516        363            25.9            6,189
   Technical Revisions                      -209         -83         -292        536             5.9            1,235
   Acquisitions                            2,260           0        2,260         20            20.8            5,745
   Dispositions                           -5,208           0       -5,208       -493           -13.3           -7,925
   Economic Factors                          864         107          971        116            14.7            3,537
   Production                             -6,718        -441       -7,159     -1,227           -51.3          -16,941
CLOSING BALANCE                           90,971       3,744       94,715     10,243           596.4          204,357
-----------------------------------------------------------------------------------------------------------------------

(a) IMPROVED RECOVERY INCLUDES INFILL DRILLING ADDITIONS OF 3,861 MBOE PROVED PRODUCING, 3,245 MBOE TOTAL PROVED AND 5,097 MBOE PROVED PLUS PROBABLE.

News Release - February 16, 2005
Page 12
--------------------------------------------------------------------------------

FD&A COSTS - GROSS INTEREST RESERVES
                                                                                                         PROVED PLUS
                                                                                  PROVED                    PROBABLE
--------------------------------------------------------------------------------------------------------------------

NI 51-101 Calculation Including Future Development Capital
----------------------------------------------------------
Capital Expenditures excluding net acquisitions - $thousands                    $193,784                    $193,784
Net Change in FDC excluding net acquisitions -$thousands                        $ 42,893                    $ 73,374
Total Capital including FDC- $thousands                                         $236,677                    $267,518
Reserve additions excluding net acquisitions - mboe                               14,630                      17,659
Finding and Development Cost - $/boe                                            $  16.18                    $  15.15
Three Year Average F&D Cost - $/boe                                             $  15.02                    $  14.46

Capital Expenditures including net acquisitions - $thousands                    $207,573                    $207,573
Net Change in FDC including net acquisitions -$thousands                        $ 49,361                    $ 81,113
Total Capital - $thousands                                                      $256,934                    $288,686
Reserve additions including net acquisitions - mboe                               12,077                      14,619
Finding Development and Acquisition Cost - $/boe                                $  21.27                    $  19.75
Three Year Average FD&A Cost - $/boe                                            $  13.54                    $  12.09
====================================================================================================================

HISTORIC GROSS INTEREST PROVED FD&A COSTS
---------------------------------------------------------------------------------------------------------------------
                                             2004        2003       2002       2001       2000        1999       1998
---------------------------------------------------------------------------------------------------------------------
Annual FD&A including FDC                  $21.27      $12.95     $10.97        n/a        n/a         n/a        n/a
Three year average FD&A including FDC      $13.54         n/a        n/a        n/a        n/a         n/a        n/a
=====================================================================================================================


HISTORIC GROSS INTEREST PROVED PLUS PROBABLE FD&A COSTS
---------------------------------------------------------------------------------------------------------------------
                                             2004        2003       2002       2001       2000        1999       1998
---------------------------------------------------------------------------------------------------------------------
Annual FD&A including FDC                  $19.74      $10.74     $12.06        n/a        n/a         n/a        n/a
Three Year Average FD&A including FDC      $12.09         n/a        n/a        n/a        n/a         n/a        n/a
=====================================================================================================================

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.0 billion. The Trust currently has an interest in oil and gas production of approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2005 and beyond; the sources, deployment and allocation of expected capital in 2005; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially

News Release - February 16, 2005
Page 13
--------------------------------------------------------------------------------

from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
   Telephone: (403) 503-8600    Fax: (403) 509-6417    Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9